United States
Securities and Exchange Commission
Washington, D. C. 20549
Form 11-K
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2014
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from              to
Commission File Number 2-40764
Kansas City Life Insurance Company Savings and Profit Sharing Plan
A. (Full Title of the Plan)

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565
B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)
Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2014, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2014, and the related schedules thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life
Insurance Company
Savings and Profit Sharing Plan
Financial Statements
and
Supplemental Schedules
2014

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2014	2013
Assets:
Investments, at fair value:
Mutual funds	$56,524	$50,999
Guaranteed investment contract	23,536	22,444
Kansas City Life Insurance Company common stock	25,064	26,028
Total investments	105,124	99,471

Contribution receivable from employer	—	1,286
Notes receivable from participants	1,415	1,576
Total assets	106,539	102,333

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(1,193)	(604)
Net assets available for benefits	$105,346	$101,729
See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

Year ended December 31 2014
Changes to net assets:
Investment:
Net appreciation in fair value of investments	$3,459
Dividend income	1,569
Interest income	590
Net change in investments	5,618

Contributions:
Participants	2,729
Employer, net of forfeitures	1,800
Total contributions	4,529

Interest income on notes receivable from participants	64

Distributions:
Benefits paid to participants and beneficiaries	6,502
Operating expenses, net	92
Total distributions	6,594

Net increase	3,617

Net assets available for benefits:
Beginning of year	101,729

End of year	$105,346

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

1. DESCRIPTION OF PLAN
The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (Plan Sponsor or the Company or KCL) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration
The Plan has an Appointing Fiduciary who is designated by the Executive Committee of the Board of Directors and has the authority to appoint and remove Plan Trustees and Administrative Committee members.  The Plan has three Trustees who are Officers of the Company and responsible for the administration and management of the Plan’s assets.  The Plan also has three Administrative Committee members who are responsible for the administration of the Plan.  The Plan engages a separate independent record keeper, Wells Fargo Institutional Retirement and Trust (Wells Fargo).

Eligibility
Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as soon as administratively possible after their date of hire or subsequently reaching age 21. An employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after becoming a participant of the Plan.

Contributions
Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly). All eligible employees are automatically enrolled in the Plan when first eligible. The automatic enrollment will include a deemed election of a pre-tax deferral of 3% of eligible compensation. The default investment for automatic enrollment is a JPMorgan SmartRetirement Fund based upon the participant’s age.

The Company establishes an annual contribution limit for highly compensated employees based on annual testing of the Plan under Internal Revenue Service (IRS) regulations and may adjust the annual contribution limit based upon the results of that testing. The maximum contribution for any participant who is classified as highly compensated was 9% as of December 31, 2014. Participants who have attained the age of 50 before the end of each Plan year are eligible to make catch-up elective contributions to the maximum allowed under IRS regulations. Participants may also contribute amounts representing distributions from other qualified plans.

For 2014 and 2013, the Company matched a percentage of the participant’s contributions up to 8% of the participant's salary. The percentage of the participant’s contributions that is matched by the Company is determined by the participant’s years of employment. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions. The Company may also contribute an additional profit sharing amount up to 4% of participants' salary, depending upon corporate profits as defined in the Plan. There was no profit sharing contribution based upon 2014 corporate profits as defined in the Plan. The Company made a 4% profit sharing contribution in 2014 based upon 2013 corporate profits.

Participant Accounts
Each participant's account is credited with applicable participant contributions, rollovers, employer contributions, and an allocation of the earnings (losses) of the investment funds in which the participant has elected to invest. Earnings (losses) allocations are based upon the participant account balance, as defined in the Plan document. Each participant is entitled to the benefit that can be provided from the participant's vested account. Participants are allowed to direct the investment of their contributions among the investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights
The Trustees shall vote the shares of KCL stock for each participant's respective account in accordance with the directions of each such participant, which directions may be certified to the Trustees by the Administrative Committee, or any agent designated thereby. Shares with respect to which no such direction shall be received and the fractional shares shall be voted by the Trustees in the same proportions as are shares as to which voting instructions have been received.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

Vesting
Participants are fully vested immediately in their contributions and any actual earnings thereon. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions. In the event a participant shall be terminated from employment with the Company due to death, retirement or disability, the participant's Company contributions shall become fully vested.

Forfeited Accounts
Any participant who terminates employment will forfeit the nonvested portion of their account balance as of the date of separation. Forfeited balances may be used for various reasons, including reducing the Company's matching contributions. As of December 31, 2014 and 2013, unallocated forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $4 and $88, respectively.

Notes Receivable from Participants
Participants may request a loan from their vested account balance, as defined in the Plan document, under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the IRC Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant's account and bear interest at current market rates at the time of issuance of the loan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. As of December 31, 2014, rates on outstanding loans range from 3.25% to 4.25%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
All distributions shall be in the form of a lump sum payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
Investments are reported in the Statements of Net Assets Available for Benefits at fair value. Security transactions are recorded as of the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 4 for a discussion of fair value measurements.

The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a separate account. Per applicable authoritative accounting guidance, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. Contract value represents contributions made under the contract, plus earnings from crediting interest rates, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value without restriction. The average yield earned on the separate account investments were 5.21% and (2.26%) and crediting interest rates were 2.62% and 2.65%, respectfully, for 2014 and 2013. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed and reset on a quarterly basis.

Notes Receivable
Participant loans are classified as notes receivable from participants, and measured at their unpaid principal balance plus any accrued but unpaid interest.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Operating Expenses
The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.

Payments of Benefits
Benefits are recorded when paid.
3. INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

	December 31
	2014	2013
Investments:
Kansas City Life Insurance Company common stock	$25,064	$26,028
MetLife Managed Guaranteed Investment Contract	23,536	22,444
Principal Midcap Institutional	10,452	9,692
Vanguard Institutional Index 1	6,977	n/a*
SSgA S&P 500 Index	n/a*	5,901
Mainstay Large Cap Growth	6,342	5,863

* Vanguard Institutional Index I replaced SSgA S&P 500 Index

During 2014, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended December 31, 2014
Net change in fair value
Mutual Funds	$3,400
Kansas City Life Insurance Company common stock	59
Total	$3,459
4. FAIR VALUE DISCLOSURES
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting Standards Codification (ASC) 820, Fair Value Measurement, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Valuations are based upon quoted prices for identical instruments traded in active markets. Level 1 assets include mutual funds and common stock such as Kansas City Life Insurance Company common stock, which are traded in active markets.

Level 2
Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data. Level 2 assets include the Guaranteed Investment Contract.

Level 3	Valuations are generated from techniques that use significant assumptions not observable in the market. The Plan had no Level 3 investments during 2014 or 2013.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

The following section is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value. During 2014 and 2013, there were no changes to the valuation techniques used by the Plan to measure fair value.
Mutual funds: Investments in mutual funds are recorded at fair value based upon the quoted net asset value (NAV) of shares held by the Plan at year-end.

Guaranteed investment contract: As discussed in Note 2, the guaranteed investment contract with MetLife is reported at fair value in the investments of the Plan and is adjusted to contract value in the Statements of Net Assets Available for Benefits. The fair value is primarily determined based upon the contract's pro-rata share of the fair value of the assets in the underlying separate account. The fair value also includes the value of the guaranteed principal and interest by MetLife (wrapper contract). The wrapper contract was insignificant to the Plan at December 31, 2014 and 2013.

Common stock: Shares of Company common stock are recorded at fair value based upon the unadjusted closing price at year-end.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.
The following tables present by level, within the fair value hierarchy, the Plan’s assets at fair value.

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$5,854	$5,854	$—	$—
Asset Allocation funds	34,007	34,007	—	—
Stock funds	16,663	16,663	—	—
Total Mutual funds	56,524	56,524	—	—
Guaranteed investment contract	23,536	—	23,536	—
Kansas City Life Insurance Company common stock	25,064	25,064	—	—
Total	$105,124	$81,588	$23,536	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$5,840	$5,840	$—	$—
Asset Allocation funds	31,172	31,172	—	—
Stock funds	13,987	13,987	—	—
Total Mutual funds	50,999	50,999	—	—
Guaranteed investment contract	22,444	—	22,444	—
Kansas City Life Insurance Company common stock	26,028	26,028	—	—
Total	$99,471	$77,027	$22,444	$—
There were no transfers between Levels 1, 2 and 3 during the years ending December 31, 2014 and 2013.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

5. RELATED-PARTY TRANSACTIONS
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Wells Fargo is a party-in-interest as defined by ERISA as a result of being the record keeper and non-discretionary trustee of the Plan. The Plan incurred administrative and trustee/custodian expenses of approximately $92 to Wells Fargo in 2014. KCL is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.
6. TAX STATUS
The IRS has issued a determination letter dated February 27, 2013 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. The Plan Sponsor believes the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Since the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) is taxable to the participant under applicable tax laws then in effect.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company's Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants' accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across the participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of investments in Company common stock. All investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The Plan provides for investment in the Company's common stock. At December 31, 2014 and 2013, approximately 24% and 26%, respectively, of the Plan's total net assets were invested in the common stock of the Company. The underlying values of the Company's common stock are dependent upon various factors including the performance of the Company and the market's evaluation of such performance.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$105,346	$101,729
Adjustment from contract value to fair value for fully benefit-responsive investment contract	1,193	604
Net assets available for benefits per the Form 5500	$106,539	$102,333

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2014
Net appreciation in fair value of investments	$3,459
Adjustment from fair value to contract value for fully benefit-responsive investment contract for the year ended December 31, 2013	(604)
Adjustment from fair value to contract value for fully benefit-responsive investment contract for the year ended December 31, 2014	1,193
Net appreciation in fair value of investments per the Form 5500	$4,048
10. SUBSEQUENT EVENTS
Subsequent events have been evaluated through June 29, 2015.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2014
(amounts in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value

	Common stock:
*	521,827	shares of Kansas City Life Insurance Company		$25,064

	Mutual funds:
	118,612	shares of American Beacon Large Cap Value Investor		3,258
	19,879	shares of DFA Emerging Markets I		498
	45,423	shares of Harbor International Fund (Instl)		2,943
	606,271	shares of Mainstay Large Cap Growth I		6,342
	477,062	shares of Principal Midcap Institutional		10,452
	132,454	shares of Prudential Jennison Small Company Z		3,538
	36,983	shares of Vanguard Institutional Index I		6,977
	176,596	shares of Dodge & Cox Income Fund		2,433
	267,350	shares of PIMCO Total Return - Admin		2,850
	27,732	shares of Vanguard Intermediate Term Treasury - Admiral		315
	23,779	shares of Vanguard Short Term Federal Inv		256
	77,687	shares of Calamos Growth and Income-A		2,449
	8,128	shares of JPMorgan SmartRetirement Income-Select		143
	127,283	shares of JPMorgan SmartRetirement 2015-Select		2,250
	205,634	shares of JPMorgan SmartRetirement 2020-Select		3,775
	270,750	shares of JPMorgan SmartRetirement 2030-Select		5,174
	127,427	shares of JPMorgan SmartRetirement 2040-Select		2,499
	20,076	shares of JPMorgan SmartRetirement 2050-Select		372
				56,524
	Guaranteed investment contract:
	22,343	MetLife Managed Guaranteed Investment Contract		23,536

	Notes Receivable from Participants
		(Interest rates range from 3.25% to 4.25%; maturing
		from 2015 to 2024)		1,415

	Total Investments			$106,539

*	Party-in-interest to the Plan.

**	Cost information is not required as all investments are participant directed.
See accompanying Report of Independent Registered Public Accounting Firm.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions
Employer Identification Number: 44-0308260
Plan Number: 003
For the Year Ended December 31, 2014
(amounts in thousands, except purchase and selling prices)

Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
SSgA S&P 500 Index	The transaction consisted of replacing the SSgA S&P 500 Index investment option with Vanguard Institutional Index I.	N/A	$31.82	$ -	$5,943	$6,354	$411
Vanguard Institutional Index I	The transaction consisted of replacing the SSgA S&P 500 Index investment option with Vanguard Institutional Index I.	$181.91	N/A	$ -	$6,354	$6,354	$ -
See accompanying Report of Independent Registered Public Accounting Firm.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee of the Kansas City Life Insurance Company
Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
KPMG LLP
Kansas City, Missouri
June 29, 2015

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Mark A. Milton, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan

By: Kansas City Life Insurance Company

/s/ Mark A. Milton
Mark A. Milton
Senior Vice President & Actuary
June 29, 2015